UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2013

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐     Form 40-F ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 22, 2013, the definition of “Change of Control” in the registrant’s Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan was amended and the Plan was restated.  The Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan, dated February 22, 2013,  is attached as exhibit 99.1 hereto.

This report on Form 6-K is being filed with, and not furnished to, the Securities and Exchange Commission in order that this report on Form 6-K and the exhibits attached hereto are incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-183893) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED

Date: April 22, 2013	By:	/s/ Paul Bachand
Name: Paul Bachand
Title: Associate Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Canadian Pacific Railway Limited Amended and Restated Management Stock Option Incentive Plan, dated February 22, 2013.